

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2021

Manuel O. Méndez
Chief Executive Officer and Director
Quotient Limited
B1, Business Park Terre Bonne,
Route de Crassier 13,
1262 Eysins, Switzerland

Re: Quotient Limited
Registration Statement on Form S-3
Filed November 24, 2021
File No. 333-261357

Dear Mr. Méndez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kathleen Werner, Esq.